[LYONDELL CHEMICAL COMPANY LETTERHEAD]

May 13, 2005

Via EDGAR and Facsimile

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-123977) of Lyondell Chemical Company

Ladies and Gentlemen:

Lyondell Chemical Company hereby requests that pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-3 (Registration No. 333-123977), as amended, be accelerated so that the Registration Statement will become effective on Monday, May 16, 2005, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

In connection with making this request, Lyondell Chemical Company acknowledges the following:

The disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the registration statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The registrant also represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The registrant further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours, LYONDELL CHEMICAL COMPANY

By:	/s/ Kerry A. Galvin
Kerry A. Galvin Senior Vice President, General Counsel and Secretary

cc:	Ms. Pamela A. Long

Ms. Brigitte Lippmann

Securities and Exchange Commission